INNOCENT INC

2000 NE 22ND ST

WILTON MANORS, FL 33305

(828) 702-7687

dosswa@yahoo.com

innocentinc1@gmail.com

April 25, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Attn: Andrew Mew

                            Re:    Innocent, Inc.

                                      Form 10-K for the Fiscal Year Ended August 31, 2010

                                      Filed November 26, 2010

                                      Form 10-Q for the Quarterly Period Ended November 30, 2010

                                      Filed January 14, 2011

                                      File No. 333-150061

Form 10-K for the Fiscal Year Ended August 31, 2010 Cover Page

1. Please state the aggregate market value of the voting and non-voting common equity held by non-affiliates as of the last business day of your most recently completed second quarter.

The aggregate market value of the voting and non-voting equity held by non-affiliates is 7,000,000 shares at .68 a share as of February 28, 2011 for a total market value of $4,760,000, and a total of 20,000,000 issued and outstanding.

Item 1. Business, page 5

2. Please clarify whether you retained any interest in the Maria Olivia concessions and Miranda PLSA or the Murciealagos Vizcaya and Lilly Rai mining concessions following the cancellation of your agreements with Global Finishing, Inc. and Global Finishing Ecuador SA. If you did not retain any interest in either of these mines, please state this prominently in your filing.

We are currently in settlement discussions with Global Finishing, Inc. as it relates to the funding provided to Global Finishing Inc., for the operations of Global Finishing Ecuador SA. Although Innocent Inc. cancelled the operational agreements with Global Finishing Inc. and has reserved approx. $88,000.00 of the Note Payable and other payables due Innocent Inc., we have not relinquished any claim we may have relating to the full value of the Note Payable, Miranda PLSA or the Murciealagoes Vizcaya and Lilly Rai mining concessions. Upon the receipt of $389,000.00, the full settlement of the note payable and other expenses, Innocent Inc. has advised Global Finishing Inc. that the Company would release any such claim to the above properties. The Maria Olivia concession, which we understand is still in the Ecuador Government control of mining properties, will become a right of Innocent Inc. to acquire said property in the settlement. Innocent Inc. has local Ecuador advisors and Global Finishing Ecuador SA is assisting with the process to release the Maria Olivia from the Government control. We had been advised by Global Finishing Inc. that they expect to complete a funding within the next 60 days, whereby we would release any and all claims as they relate to the funding, agreements, and any other written or understood agreements between Innocent Inc. and Global Finishing Inc. and Global Finishing Ecuador SA upon satisfaction of the total note payable of $389,000.00.

3. Please revise your disclosure to include the information required by Item 101(h) (4) of Regulation S-K. For example, clarify whether you intend to engage in mineral or oil and gas extraction activities, or both. For each industry that you intend to operate in, describe the principal products or services you intend to provide and the market for such products and/or services. Also describe the methods by which you plan to distribute your products, the competitive conditions in each industry in which you plan to compete and the method by which you will compete. Describe the need for governmental approval (both foreign and domestic) for the acquisition of any property interests you may hold and describe the effect of probable or existing governmental regulations on your business and the cost of compliance with each of these activities. Please note these are examples only and you should comply with Item 101(h) (4) of Regulation S-K in its entirety.

As our business plan of operation exist today, we plan in Ecuador to acquire existing mineral rights that are being mined or have been mined and are properly registered under the Ecuador Mining Laws and Regulations. We will become an exploration company for the primary mineral of Gold but some silver and copper exist in the areas we are focused on. The new mining laws and registration of the mineral properties have given the government the opportunity to refocus on true ownership, back tax obligation and environment issues and concerns. We expect to operate within these guidelines and believe that the cost associated with mining within the governmental guidelines will not have an adverse cost impact. The steady increase in the value of gold should provide sufficient revenue to cover a responsible mode of operation. Although as of today we do not currently have an operating property in Ecuador we have visited the sites we have disclosed and they appear to operate within a safe and responsible manner. In regard to the Thomas Lease, we plan to extract primarily gas, but historically reports indicate some oil present. We plan to utilize an experienced third party operator to manage the site and insure we are in compliance with state and federal guidelines. The company is in the process of refurbishing the existing well and piping to a gas feed supply line. We have supplied the initial start-up capital and expect to provide a more definitive date the well will be operational.

4. We note your disclosure in the fourth paragraph on page six that you “acquired from Sedunda Oportunidad, LLC, the 100% working interest in an Oil and Gas Leasehold Estate including the effective net revenues flowing therefrom.” Please provide the basis of your statement that “[t]he effective net revenue yield is 82%” and file the agreement as a material contract. See Item 601(b) (10) (ii) (D) of Regulation S-K.

The acquisition of the Thomas Lease from Oportunidad, LLC, included the 100% rights to the property that currently has one gas well that in the past produced both oil and gas. The leasehold assignment also includes a royalty to the land owner and the contract service that maintains and services the well, which totals 18% of the Gross Revenue, leaving a net yield of 84% of the Gross Revenue to Innocent Inc. The well is in the process of refurbishing and at this time we are not ready to make projections of income. The Lease Agreement will be filed with the amended Form 10A and we will clarify the net revenue.

Item 2.  Properties, page 9

5. Please state the address of your principal place of business.

The company is currently relocating to Suntree Blvd, Suite 105, Melborne, Fl. 32940, where it will rent office space on a month to month basis for $500.00 per month. This will be reflected in the amended filings.

Part II, page 9

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer purchases of Equity Securities, page 9

6. We note that your common stock was listed on the OTCBB on June 3, 2008 and that you provided high and low bid information for the fiscal period from September 2010 to December 2010. Please provide the high and low bid information for each quarterly period during your two most recent fiscal years. Also state whether the quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions. See Item 201(a) (iii) of Regulation S-K.

We will amend the filing to include the following:

The common shares of Innocent Inc. are quoted on the OTC BB.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

On December 31, 2010, the shareholders' list of our common shares showed 30 registered shareholders holding 20,000,000 shares and various broker-dealers holding 3,000,000 shares in an indeterminate number of names.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Although there are no restrictions that limit the ability to pay dividends on our common shares, our intention is to retain future earnings for use in our operations and the expansion of our business.

	High	Low
Fiscal 2010
First Quarter	$1.50	$1.20
Second Quarter	$1.20	$0.51
Third Quarter	$0.94	$0.52
Fourth Quarter	$1.04	$0.75

Fiscal 2009
First Quarter	$0.00	$0.00
Second Quarter	$0.00	$0.00
Third Quarter	$0.00	$0.00
Fourth Quarter	$0.00	$0.00

7. We note your disclosure in Note 3 – Stockholders’ Equity on page F-11 that you issued 3,000,000 shares for services during the year ended August 31, 2010. Please disclose this transaction in this section of your filing and explain how you valued the shares issued for services.

The disclosure of the 3,000,000 shares will be disclosed in the recent sales of unregistered securities in the amended filing. The value of the shares was determined by the Board of Directors at the time the Company secured ten thousand dollars ($10,000.00) in funding from outside parties to fund the company, that funding was completed at .001 per share and the same per share value applied.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11 Results of Operations, page 11 Operating Costs and Expenses, page 12

8. We note that general and administrative and bad debt expenses are listed as $95,453 for 2010, $4,456 for 2009 and $88,344 for the period from Inception through August 31, 2010. Please explain to us how the expenses for the period from Inception to August 31, 2010 are less than those incurred in your 2010 fiscal year.

The bad debt provision for the period ended August 31, 2010 and period from Inception through August 31, 2010 is $88,344. The amended filing will be disclosed to reflect the bad debt and G&A as separate line items to insure proper disclosure.

Going Concern, page 14

9. We note that your auditor has expressed a going concern opinion. Please disclose your plan to raise additional capital, including any anticipated sources of capital and the amount of capital necessary to sustain operations. Note that any registrant that has identified a material liquidity deficiency must disclose the course of action the registrant will take to remedy the deficiency. See Item 303(a) (1) of Regulation S-K. This comment also applies to future filings of your periodic reports, as applicable.

The company will disclose in the amended filings that it plans to raise additional capital by the use of Notes Payable, Convertible Notes Payable, Private Placements, and partnerships and revenue sharing in future opportunities. We will further disclose in the amended filings that the requirement of future cash needs may lead to stock dilution.

Item 9A. Controls and Procedures, page 16

10. Please clarify whether you have performed an evaluation of your disclosure controls and procedures as of the end of the period covered by this report. In this regard, we note the first sentence of this section which states that “[you] evaluated the effectiveness of [your] disclosure controls and procedures as of the end of the 2009 fiscal year.”

The 2009 was incorrectly stated and should have read 2010; it will be corrected in the amended filing.

11. It does not appear that your management has performed its assessment of internal control over financial reporting as of August 31, 2010. If your management has not yet performed its assessment, we ask that you complete your evaluation. Please amend your filing as soon as possible to provide the required management's report on internal control over financial reporting. Please refer to Item 308 of Regulation S-K. In performing your evaluation, you may find the following documents helpful:

We will revise the filing to the following;

a) Evaluation of Disclosure Controls and Procedures

The Company's President and Chief Executive Officer, who is its principal executive officer, completed an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this Form 10-K. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC rules and forms, and that such information is accumulated and communicated to management, including the President and Chief Executive Officer, as appropriate, to allow timely decisions regarding required disclosures. Based on that evaluation, the Company's President and Chief Executive Officer concluded that the Company's disclosure controls and procedures, as of the end of the fiscal year covered by this Form 10-K - were not effective because of comments from the SEC that required additional disclosure and restatement of other disclosed information.

(b) Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and for assessing the effectiveness of internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of August 31, 2010. In making its assessment of internal control over financial reporting, management used the criteria established in Internal Control -- Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls. Based on the results of this assessment, management has concluded that the Company's internal control over financial reporting were not effective because of comments from the SEC that required additional disclosure and restatement of other disclosed information concerning the August 31, 2010 annual statement.

This Annual Report on Form 10-K does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this Annual Report on Form 10-K.

(c) Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the period ended August 31, 2010 that have materially affected, or that are reasonably likely to materially affect, the Company's internal control over financial reporting.

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Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934. You can find this release at <http://sec.gov/rules/interp/2007/33-8810.pdf>; and

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the "Sarbanes-Oxley Section 404 A Guide for Small Business" brochure at: <http://www.sec.gov/info/smallbus/404guide.shtml>.

12. We note your statement that controls and procedures, “no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of a control system are met....” Also, we note your statement that your “chief executive officer and principal accounting officer have concluded that… [y]our disclosure controls and procedures are effective providing reasonable assurance.” Please revise your disclosure to clearly state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures and the “subject to the limitations noted above” language. See Section II.F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33- 8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

We will revise our disclosure statement to include, that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Also eliminate any reference to subject to limitations noted above.

13. We note your disclosure that disclosure controls and procedures and other procedures that are designed “[t]o ensure that information that we are required to be disclosed in the reports we file pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported.” If you choose to include the definition of disclosure controls and procedures, please include the entire definition. Please revise. See Exchange Act Rule 13a-15(e).

We will revise the Disclosure controls and procedures as identified in item 11.

Item 10. Directors and Executive Officers, page 17

14. Please identify the period(s) during which Messrs. Doss and Mueller have been employed by your company. See Item 401(a) of Regulation S-K. Also provide the business experience of Messrs. Doss and Mueller during the past five years, including each person’s occupation and employment during the past five years, the name of each employer and the principal line of business of any employer during the previous five years.

The following will be added to the amended filing:

Item 10.  Directors, Executive Officers, and Corporate Governance

All directors of our company hold office until the next annual general meeting of the shareholders or until their successors are elected and qualified. The officers of our company are appointed by our board of directors and hold office until their earlier death, retirement, resignation or removal.

Our directors, executive officers and other significant employees, their ages, positions held and duration each person has held that position, are as follows:

Name	Position Held with the Corporation	Age	Date First Elected/Appointed
Wayne Doss	President and CEO Director	57	August 10, 2009
Marcus Muller	Director	43	April 12, 2010

Business Experience

The following is a brief account of the education and business experience of each director, executive officer and key employee, indicating each person's principal occupation during the period, and the name and principal business of the organization by which he was employed.

Wayne Doss, age 56, is appointed the President, CEO, Secretary, and Director of the Company. Mr. Doss has served as CFO and CEO for over 25 years in both Public and Private Companies. Mr. Doss serves as CEO of Keller Industries for 9 years, a $250,000,000 Building Products Company with 4,000 employees. Over the past 5 years Mr. Doss has consulted and served various capacities assisting small public companies with start-ups, interim officer positions, accounting issues and regulatory filings. Mr. Doss is a graduate from the University of Maryland with Degrees in accounting and business management.

Marcus Mueller, 43 began international trading of various steel, building and other products into Germany from Korea, France and China. In 1998 he joined Klockner & Co. Group, recognized as the largest independent steel and metal distributor by turnover worldwide. As VP Trade and Finance in Canada, he was responsible for international sales & purchases (various products) and all associated contractual, financial, logistics and taxation requirements. In 2005 he established Trading House Worldwide Corp., which provides consulting services to the steel & iron ore industry as well as international trading in steel from Asia, Egypt and Europe into NAFTA, as well as raw material and metal scrap trading in international markets. Consulting services include negotiating off-take agreements for iron ore, carbonites such as coking coal, thermal coal and graphite, limestone and a variety of other products.

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Paradigm does not have any committees of the board of directors at this time. The board of directors does not have a nominations committee because there is one director and shareholder suggestions would be known to the entire board. As such, the board of directors believes there will be sufficient communication by shareholders with the board about matters and nominees to be brought to its attention.

Innocent Inc.  directors functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of the Company's independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors. Innocent Inc.,  board of directors has determined that its directors are not an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. Innocent Inc., board of directors has determined, however, that its directors are able to read and understand fundamental financial statements and has business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that its directors have sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

 See Item 401(e) of Regulation S-K. Code of Ethics, page 17

15. Please revise your disclosure to explain why you have not yet adopted a code of ethics applicable to your principal executive officer and principal financial officer. See Item 406 of Regulation S-K.

This will be added to the Code of Ethics:

Code of Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers and employees, including our CEO and senior officers. A copy of our Code of Ethics is attached hereto as an Exhibit 14. Shareholders may also request a copy of the Code of Ethics from: Innocent Inc., Investor Relations, Suntree Blvd, Suite 105, and Melbourne, FL 32940

Exhibit 14

INNOCENT INC.

FINANCIAL CODE OF ETHICS

As a public company, it is of critical importance that INNOCENT INC. NATURAL RESOURCES CORPORATION'S (INNOCENT INC.) filings with the Securities and Exchange Commission be accurate and timely.

The Chief Executive Officer (CEO) has a special role both to adhere to the principles of integrity and also to ensure that a culture exists throughout INNOCENT INC. as a whole that ensures the fair and timely reporting of INNOCENT INC.'s financial results and conditions. Because of this special role, the CEO and all members of INNOCENT INC.'s team are bound by INNOCENT INC.'s Financial Code of Ethics, and by accepting the Financial Code of Ethics, each agrees that they will:

- Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

- Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in the reports and documents that INNOCENT INC. files with, or submits to, government agencies and in other public communications.

- Comply with the rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies.

- Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

- Respect the confidentiality of information acquired in the course of one's work, except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one's work will not be used for personal advantage.

- Share job knowledge and maintain skills important and relevant to stakeholders needs.

- Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and in the community.

- Achieve responsible use of, and control over, all INNOCENT INC. assets and resources employed by, or entrusted to yourself, and your department.

- Receive the full and active support and cooperation of INNOCENT INC.'s Officers, Senior Staff, and all employees in the adherence to this Financial Code of Ethics.

Item 11. Executive Compensation, page 18

16. We note your disclosure in this section that you paid $11,700 to Mr. Doss in 2010.

However, we also note your disclosure in Note 5 – Related Party Transactions on page F- 12 that “[t]he President of the Company provides management services to the company” and that “during the years ended August 31, 2010 and 2009, management services of $3,000 were charged to operations.” Please revise your disclosure to clarify this inconsistency and to provide the compensation information for Messrs. Doss and Mueller for each of the last two fiscal years. See Item 402(n) of Regulation S-K. In this regard, we note your disclosure in Note 5 – Related Party Transactions that a director of your company provides consulting services to the company. Also state whether Messrs. Doss and Mueller provide services to the company pursuant to an agreement with the company and briefly describe the terms of the agreement. If this agreement is written, please file it as an exhibit.

In reference to Note 5, it only reflected the 2009 departed director 2,000 consulting fee. We have no written agreements with Mr. Doss or Mr. Mueller. The amended filing will read as follows to clear up Mr. Doss compensation for both the initial services for stock and cash;

Item 11. Executive Compensation.

Summary Compensation Table

The following table sets forth information concerning all compensation paid or accrued by us to our President and Chief Executive Officer and Chief Financial Officer and Director during the fiscal period ended December 31, 2010.

					Long-Term
Name and	Annual Compensation				Compensation Awards
Principal	Fiscal			Stock Options	All Other
Position	Year	Salary	Stock	Granted	Compensation

Wayne A Doss	2010	$8,700	$3,000	--	--
President	2009	--	--	--	--
Director
Marcus Mueller	2010	--	--	--	--
Director

Stock Option Grants

None

Item 13. Certain Relationships and Related Transactions, page 19

17. We note your statements on page F-12 that “a director of the Company provides consulting services to the Company” and “[d]uring the period from inception to August 31, 2010, directors of the Company provided $339,450 of loans to the Company.” Please disclose the terms of these transactions. See Item 404 of Regulation S-K.

This statement will be amended as follows; During the period from inception to August 31, 2010, shareholders of the Company provided $339,450 of loans to the Company in regular installments.  The loans bear interest at 6.75% per annum, are payable on demand and as such are included in current liabilities.  The principal balance of the loans were $339,450 and $13,000 with $4,214 and $843 of accrued interest payable as of August 31, 2010 and 2009

Financial Statements Statements of Operations, page F-3

18. We note that general and administrative and bad debt expenses are listed as $95,453 for 2010, $4,456 for 2009 and $34,996 for the period from Inception through August 31, 2010. Please explain to us how the expenses for the period from inception to August 31, 2010 are less than those incurred in your 2010 fiscal year. Similarly, please explain how total operating expenses from Inception through August 31, 2010 are less than total operating expenses incurred in your 2010 and 2009 fiscal year.

This has been corrected as noted in item 8 and will be properly classified in the amended filing.

Operating expenses
Professional fees	19,156	23,869	76,025
Travel and promotion	20,830	263	28,795
Bad debt	88,344	-	88,344
Other general & administrative	7,109	4,456	34,996
Total operating expenses	135,439	28,588	288,160

Statements of Cash Flows, page F-5

19. We note your disclosure that on September 19, 2009 convertible notes in the amount of $10,000 were converted to 10,000,000 shares of common stock. Your cash flow statements indicate proceeds of $57,396 for the year ended August 31, 2010 and a note payable balance of $57,396. Further, there was no notes payable at August 31, 2009 outstanding. Please explain to us why there was no reduction in the note payable balance for the conversion or if the note payable issued was for other than cash and revise your disclosure accordingly.

The $10,000 was received in cash after the August 31, 2009 year end cut off and converted on September 19, 2009 prior to the close of the 1st quarter.

Signatures

20. Please sign the report on behalf of the company in addition to the capacity indicated on your signature page. Also ensure that your amended filing is signed by both of your directors. In this regard, we note you have two directors, but that only one has signed the filing. This report must be signed by the registrant and on behalf of the registrant by at least a majority of the registrant’s directors. See General Instruction D of Form 10-K.

The amended filing will be signed by both Directors and on behalf of the company.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized. Innocent Inc. Registrant

Exhibit 31.1 and 32.1

21. Please delete the title of the officer from the first sentence of each certification. The wording in each certification should be in the exact format provided by Item 601(b) (31) of Regulation S-K. In future filings please make these corrections.

This item will be corrected to reflect the changes and exact format.

EXHIBIT 31.1

CERTIFICATION OF CEO AND CFO PURSUANT TO

PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Wayne A. Doss, certify that:

22. Please revise to include the individual’s title at the end of each certification. In this regard both your principal executive officer and principal financial officer must provide a certification. As such, please revise to indicate, if true, that Mr. Doss is also the principal financial officer. If a different individual holds the position of principal financial officer, please file separate certifications for that individual.

The revisions will be made in the amended filing

Form 10-Q for the Quarterly Period Ended November 30, 2010

Statements of Cash Flows, page 5

23. Explain to us why you reflected the common stock issued for gold mine obligation and for conversion of notes of $500,000 and $10,000, respectively, as cash provided by financing activities for the three months period ended November 30, 2009. It appears they are non-cash activities, which should be disclosed separately.

This item has been corrected to disclose the non-cash activities.

Supplemental disclosure of non-cash investing activities
Common shares issued for investment in gold mine	$-	$500,000	$-
Common shares issued for conversion of debt	$-	$10,000	$10,000

Innocent Inc. acknowledges and accepts that;

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Innocent Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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Innocent Inc.  may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Wayne A Doss

Wayne A Doss

President and CEO

Director

Attached Thomas Lease